FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:	
Net income	$ 657,326
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(245,348)
Increase in prepaid expenses	(8,171)
Increase in accounts payable and accrued expenses	384,923
Net cash provided by operating activities	788,730
FINANCING ACTIVITIES:	
Distributions to stockholders	(626,751)
Net cash used in financing activities	(626,751)
NET INCREASE IN CASH	161,979
CASH AT BEGINNING OF YEAR	30,628
CASH AT END OF YEAR	$ 192,607

The accompanying notes are an integral part of these financial statements